FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 4, 2003

Cableuropa, S.A.U.

(Translation of registrant’s name into English)

Edificio Belagua, calle Basauri 7
Urbanización La Florida
28023 Aravaca
Madrid, Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ONO extends geographical reach

Madrid – 4 December 2003

ONO, one of Spain’s leading broadband service providers, today announced that it had received acceptances from shareholders representing 56% of the capital of Retecal to the offer to purchase the company which holds the cable telecommunications licence for the region of Castilla y León.

The offer, which is conditional on completion of satisfactory due diligence and documentation, is for up to 100% of the shares in Retecal in exchange for up to 13% on a pro rata basis of Grupo Corporativo ONO, S.A (“GCO”), the holding company of the ONO group, after giving effect to the proposed transaction.  The financing arrangements of Cableuropa, S.A. (GCO´s principal subsidiary) are not impacted by the transaction.

Retecal has approximately 500,000 homes passed and 90,000 customers.

About ONO

ONO is one of the leading broadband services providers in Spain.  It offers direct access telephony, pay television and internet access services to the residential market where it has a potential market of over five and a half million homes.  In the business market, ONO offers advanced voice, data and value added services across its own high capacity local access and national backbone networks.  ONO’s principal shareholders are Bank of America, Caisse de dépôt et placement du Quebec, General Electric, Grupo Ferrovial, Grupo Multitel, Santander Central Hispano and VAL Telecomunicaciones.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

Certain statements in this release are “forward looking statements” intended to qualify for the safe harbor under liability established by the Private Securities Litigation Reform Act of 1995 and are subject to material risks and uncertainties.  Actual results could differ materially from those stated or implied by those forward looking statements due to risks and uncertainties associated with the ONO group business, which include among others, competitive developments, risks associated with the group’s growth, the development of the group’s markets, regulatory risks and other risks which are presented in the group’s filings with the Securities and Exchange Commission.

For further information, please contact:

Jonathan Cumming	Hiedra Fuentes
Group Treasurer	Grupo Albion
(+ 34) 91 180 9444	(+ 34) 91 531 2388
jonathan.cumming@ono.es	hfuentes@grupoalbion.net

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cableuropa, S.A.U.

By:	/s/ Richard Alden
Name: Richard Alden
Title: Chief Executive Officer

4 December 2003